UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2025

Commission file number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Closing of a Private Placement

As previously disclosed, Meihua International Medical Technologies Co., Ltd. (the “Company”) entered into a Securities Purchase Agreement with several “non-U.S. Persons” (the “October Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (“the Securities Act”) on October 8, 2025 for a private placement (“October Offering”) of 40,000,000 ordinary shares of the Company, par value, $0.0005 per share, with the purchase price of $0.38 per share for the gross proceeds of $15.2 million. On October 17, the Company issued 40,000,000 ordinary shares to the October Purchasers and the October Offering was fully closed.

Entry into a Material Agreement and Closing of a Private Placement

On December 5, 2025, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “December Purchasers”) as defined in Regulation S of the “Securities Act. Pursuant to the SPA, the Company agreed to sell up to an aggregate of 120,000 class A ordinary shares of the Company, par value $0.05 per share (“Shares”), with the purchase price of $11 per Share (the “December Offering”), for gross proceeds of $1,320,000. The Company currently intends to use the net proceeds from the December Offering for working capital and general corporate purposes.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the December Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (b) the absence of any undisclosed material adverse effect, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

On December 15, 2025, the December Offering was consummated, upon satisfaction of all of the closing conditions set forth in the SPA. The Shares were issued in reliance on the exemption from registration provided by Regulation S under the Securities Act. The Company currently has 697,914 issued and outstanding class A ordinary shares.

The form of the SPA is filed as Exhibit 99.1, and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibits

Exhibit No.	Description
99.1	Form of the Securities Purchase Agreement by and among the Company and the December Purchasers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Leyi Lee
Name:	Leyi Lee
Title:	Chief Executive Officer

Date: December 16, 2025

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